United States
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G/A
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zentalis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)
98943L107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ]    Rule 13d-1(b)
[     ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98943L107	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Anthony Y. Sun
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,442,825
	6	Shared Voting Power 1,416,552
	7	Sole Dispositive Power 1,442,825
	8	Shared Dispositive Power 1,416,552
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859,377
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.2%
12	Type of Reporting Person IN

CUSIP No. 98943L107	Schedule 13G	Page 2 of 4

ITEM 1. (a)     Name of Issuer:
Zentalis Pharmaceuticals, Inc. (the “Issuer”).
     (b) Address of Issuer’s Principal Executive Offices:

1359 Broadway, Suite 1710, New York, NY 10018.
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of Anthony Y. Sun (the “Reporting Person”).
(b) Address of Principal Business Office:
The business address of the Reporting Person is c/o Zentalis Pharmaceuticals, Inc., 1359 Broadway, Suite 1710, New York, NY 10018.
(c) Citizenship:
The Reporting Person is a citizen of the United States.

(d) Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).
(e) CUSIP Number:
    98943L107

ITEM 3.
Not applicable.
ITEM 4.Ownership.

    The ownership information below represents beneficial ownership of shares of Common Stock as of December 31, 2021, based upon 45,490,764 shares of Common Stock outstanding as of December 31, 2021.
(a) Amount beneficially owned:

The Reporting Person is the beneficial owner of 1,442,825 shares of Common Stock, which consists of (i) 1,169,909 shares of Common Stock held of record by the Reporting Person, (ii) 261,978 shares of Common Stock underlying stock options that are

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CUSIP No. 98943L107	Schedule 13G	Page 3 of 4

exercisable prior to March 1, 2022 and (iii) 10,938 shares of Common Stock underlying restricted stock units that will vest prior to March 1, 2022.

The Reporting Person may also be deemed to share beneficial ownership over
1,416,552 shares of Common Stock, which consists of (i) 103,650 shares of Common Stock held directly by the Reporting Person’s spouse; (ii) 213,600 shares of Common Stock held directly by Hao Bao Zi Trust LLC on behalf of the Hao Bao Zi Trust (the “HBZ Trust”), for which the Reporting Person’s spouse is the investment advisor with sole power to make investment decisions regarding the shares of Common Stock held by the Trust; (iii) 125,000 shares of Common Stock held directly by Hao Jiao Zi Trust LLC on behalf of the Hao Jiao Zi Trust (the “HJZ Trust”), for which the Reporting Person’s spouse is the investment advisor with sole power to make investment decisions regarding the shares of Common Stock held by the Trust; and (iv) 974,302 shares of Common Stock held directly by Essex Group International, LLC (“Essex”), for which the Reporting Person is a managing member. The Reporting Person disclaims beneficial ownership of the Common Stock held directly by his spouse, the HBZ Trust, the HJZ Trust and Essex.
(b) Percent of class: 6.2%
(c) Number of shares as to which the person has:
a.Sole power to vote or to direct the vote: 1,442,825
b.Shared power to vote or direct the vote: 1,416,552
c.Sole power to dispose or to direct the disposition of: 1,442,825
d.Shared power to dispose or to direct the disposition of: 1,416,552
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.

Not applicable.
ITEM 9.Notice of Dissolution of Group.
Not applicable.

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CUSIP No. 98943L107	Schedule 13G	Page 4 of 4

ITEM 10. Certification.
Not applicable.

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CUSIP No. 98943L107	Schedule 13G	Page 5 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2022

Anthony Y. Sun

/s/ Anthony Y. Sun

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